UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2025

Commission File Number:  001-34153

GLOBAL SHIP LEASE, INC.
(Translation of registrant's name into English)

c/o GSL Enterprises Ltd.
9 Irodou Attikou Street
Kifisia, Athens
Greece, 14561

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

INFORMATION CONTAINED IN THIS REPORT ON FORM 6-K

Attached to this Report on Form 6-K as Exhibit 99.1 is a copy of the press release of Global Ship Lease, Inc. (the “Company”), dated November 10, 2025, reporting the Company’s financial results for the three and nine month periods ended September 30, 2025.

Attached to this Report as Exhibit 99.2 are the Company’s interim unaudited condensed consolidated financial statements, and the accompanying notes thereto, for the nine months ended September 30, 2025.

The information contained in this Report, except for the commentary of George Youroukos and Thomas Lister contained in Exhibit 99.1 to this Report, is hereby incorporated by reference into the Company's registration statements on Form F-3 (File Nos. 333-231509, 333-258800 and 333-290461) and on Form S-8 (File Nos. 333-258992 and 333-264113).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GLOBAL SHIP LEASE, INC.
(Registrant)

Dated: November 12, 2025	By:	/s/ Thomas Lister
Thomas Lister
Chief Executive Officer